Exhibit 4
---------


February 20, 2007

CSK Auto Corporation
c/o Legal Department, Randi V. Morrison
Attention: Board of Directors
645 East Missouri Avenue, Suite 400
Phoenix, AZ 85012

To The Board of Directors of CSK Auto Corporation ("CSK Auto" or the "Company"):

Karsch Capital Management, LP(1), as a holder of 9.3% of the outstanding common stock of CSK Auto's common stock, continues to feel strongly that it is in the best interests of all shareholders for the Board of Directors (the "Board") to put the Company up for sale for the reasons stated in our letter to the Board, dated October 9, 2006. While we had previously believed that the most opportune time for the Board to undertake this action was upon the Company's filing of its financial statements, we now believe that the best and most efficient course of action is for the Board to put the Company up for sale immediately, as we detail below.

Since our last letter to the Board dated October 23, 2006, we have received numerous inquiries about CSK Auto that lead us to believe that there is genuine interest from private equity firms in acquiring the Company and from investment banks in financing a transaction for a prospective buyer. Now that the Company has stated that it expects that it can file its financial statements no later than one month beyond the February 28, 2007 date set by the SEC, we have received numerous indications that potential acquirers would prefer to conduct their due diligence investigation of the Company now and thereby be in a position to make an acquisition proposal at or shortly after the date the Company files its financials.

Further, while we understand that the Board, for business reasons, may not wish to allow competitors and other potential strategic buyers access to sensitive business information, hiring a nationally-recognized investment bank to run an auction process appropriately mitigates such considerations and such considerations are not applicable to financial buyers.

The debt capital markets are very strong right now. By putting the Company up for sale immediately, we believe the Board would increase the probability of a transaction given these current robust capital markets. We strongly feel that this would be the best course of action to maximize shareholder value.

Sincerely,


Michael Karsch


--------------------------
(1) Karsch Capital Management, LP ("KCM"), a Delaware limited partnership, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KCM acts as a management company to two domestic funds and acts as an investment manager to two offshore funds based in the Cayman Islands. KCM also acts as an investment adviser to several managed accounts.